UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69895

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/2024__

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Skill Capital Associates LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3rd Floor, 6-7 St John's Lane

(No. and Street)

London   **United Kingdom**   EC1M 4BG

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph J. Puglisi   (908) 743-1304   jpuglisi@integrated.solutions

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC

(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700   New York   NY   10004

(Address)   (City)   (State)   (Zip Code)

06/06/2006   2699

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph J. Pugllsi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Skill Capital Associates LLC as of 12/31/24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

FINOP and CFO

Title


MARIA HUSTI
NOTARY PUBLIC
MY COMM. EXP. 5-9-2029
STATE OF NEW JERSEY

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Skill Capital Associates LLC
Statement of Financial Condition

December 31, 2024

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Skill Capital Associates LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Skill Capital Associates LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Skill Capital Associates LLC's auditor since 2023.

New York, NY

March 10, 2025

Skill Capital Associates LLC

Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	73,941
Other assets		1,741
Total assets	$	75,682
Liabilities		
Total liabilities	$	-
Member's equity		75,682
Total liabilities and Member's equity	$	75,682

The accompanying notes are an integral part of the statement of financial condition.

Skill Capital Associates LLC

Notes to Statement of Financial Condition
December 31, 2024

1. **Organization and Business**

    Skill Capital Associates LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware and a wholly owned subsidiary of Skill Capital Group Limited (the "Parent", or the "Member"). On September 1, 2023, the Company became a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides unique strategic counseling, private placements of securities, executive placement, and market research services.

    On February 15, 2024, FINRA approved a change of ownership of the Company to Skillcapital Advisory LLP. As a result of the transaction, the Company became wholly owned by Skillcapital Advisory LLP.

    The liability of the Member is limited to the capital held by the Company.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The financial statement wase prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Revenue Recognition
    The Company recognizes revenues in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09, and related amendments, provide comprehensive guidance for recognizing revenue from contracts with customers. Revenue is recognized when the entity transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The guidance includes a five-step framework that requires an entity to: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocated the transaction price to the performance obligations in the contract, and (v) recognize revenue when the entity satisfies a performance obligation.

    The Company earns revenue by way of advisory fees from private placement of securities, which include retainers and success fees. Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of an engagement letter, the fee is determinable, and collection of the related receivable is reasonably assured. Unearned retainer fees are included in deferred income on the statement of financial condition, have already been received and are expected to be recognized as revenue in a future period. During the year ended December 31, 2024, the Company did not earn any fees. As of January 1, 2024, and December 31, 2024, there were no accounts receivable, contract assets or contract liabilities.

2. **Summary of Significant Accounting Policies (continued)**

    Other Assets
    A deposit with Central Registration Depository ("CRD") and prepaid fidelity bond premiums are included in other assets on the statement of financial condition. FINRA operates the CRD and uses the funds deposited to process registrations and other regulatory assessments of the Company.

    Income Taxes
    The Company is a "disregarded entity" for income tax purposes, as it is wholly owned by its sole member, the Parent. The operations of the Company are included on the Parent's tax return, and items of taxable income or loss flow through to the members of the Parent. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

    Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the financial statements as of December 31, 2024.

    There were no interest or penalties recognized in the Statement of Operations for the year ended December 31, 2024.

3. **Transactions with Related Parties**

    The Company maintains an expense sharing agreement with its affiliate. Pursuant to the agreement, the affiliate funds some of the Company's expenses and provides administration, office equipment, employee services, employee travel, legal, professional, and other services. The affiliate incurs these costs and provides these services at no cost to the Company. The results of operations may have been materially different if the Company had operated as an independent company. The Company maintains a separate schedule of the expenses that are funded by the affiliate and as such, these expenses have not been recorded in the books of the Company.

4. **Economic Dependency**

    The Company did not earn any revenues during the year ended December 31, 2024. The Company may require from time-to-time support from the Parent; however, management believes it has sufficient cash to support operations for at least one year from the date of the issuance of these financial statements. The Parent has pledged to continue to support the Company in the future.

5. **Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company is following the basic method which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 of operations. On December 31, 2024, the Company had net capital of approximately $74,000 which exceeded its minimum requirement by approximately $69,000. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

The Company does not handle customers' cash or securities, and therefore, it is not impacted by SEC Rule 15c3-3.

6. **Concentrations**

All cash deposits are held in an account by one UK-authorized financial institution and is subject to credit risk to the extend these balances are more than Financial Services Compensation Scheme (FSCS) insured limits. At December 31, 2024, the cash balances held by the Company are within FSCS insured limits.

7. **Segment Reporting**

The Company conducts its business activities and reports financial results as one operating segment and one reportable segment. The presentation of financial results as one reportable segment is consistent with the way the Company operates its business and is consistent with the manner in which the Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance. The Company's Chief Executive Officer serves at the CODM of the Company.

8. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred from December 31, 2024 through the date when the financial statements were issued, and determined that there are no material events that would require disclosure in the Company's financial statements.